UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

U.S. WELL SERVICES, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U101

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91274U101

1	NAMES OF REPORTING PERSONS Dan Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,156,011 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,156,011 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,156,011 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 14,955,102 shares of Class A Common Stock, issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings, for which Mr. Wilks may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,156,011 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,156,011 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,156,011 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 14,955,102 shares of Class A Common Stock, issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings, for which Ms. Wilks may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,955,102 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,955,102 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,955,102 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 14,955,102 shares of Class A Common Stock, issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes held by Farris Wilks.
(2)

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to Farris Wilks upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101

1	NAMES OF REPORTING PERSONS THRC Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,156,011 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,156,011 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,156,011 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Consists of (i) 14,955,102 shares of Class A Common Stock, issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101

1	NAMES OF REPORTING PERSONS THRC Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,156,011 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,156,011 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,156,011 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of (i) 14,955,102 shares of Class A Common Stock, issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings, for which THRC Management may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2021 (the “Schedule 13D”) by the Reporting Persons relating to the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

On July 12, 2021, THRC Holdings purchased an additional aggregate amount of $2,750,000 in principal amount of the Notes, and Farris Wilks purchased an additional aggregate amount of $2,750,000 in principal amount of the Notes (the “New Notes”). The New Notes are subject to the same terms as the Notes previously acquired by each of Mr. Farris Wilks and THRC Holdings, except that the initial conversion price of the New Notes is $1.25.

The source of funds for the aforementioned purchases was working capital, with respect to THRC Holdings, and personal funds, with respect to Mr. Farris Wilks.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b) and (c) as follows:

(a)—(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 30,111,113 shares of Common Stock.

THRC Holdings may be deemed to directly beneficially own 15,156,011 shares of Common Stock, representing 14.0% of the issued and outstanding shares of Common Stock, based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes. THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over securities beneficially owned by THRC Holdings, and therefore, may be deemed to share beneficial ownership of such securities. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over securities beneficially owned by THRC Holdings, and therefore, Mr. Dan Wilks and Ms. Staci Wilks may each be deemed to share beneficial ownership of such securities.

Farris Wilks may be deemed to directly beneficially own 14,955,102 shares of Common Stock, representing 13.8% of the issued and outstanding shares of Common Stock, based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 14,955,102 shares of Common Stock issuable to Farris Wilks upon conversion of $15,250,000 in aggregate principal amount of the Notes.

(c) The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following paragraph:

On July 12, 2021, the Issuer sold an additional $2,750,000 in aggregate principal amount of Notes to each of Farris Wilks and THRC Holdings pursuant to the terms of the Note Purchase Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2021

/s/ Dan Wilks
Dan Wilks

/s/ Staci Wilks
Staci Wilks

/s/ Farris Wilks
Farris Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact